EXHIBIT 3.1

EXCERPT FROM THE

RESOLUTIONS ADOPTED

AT THE SPECIAL MEETING OF

THE BOARD OF DIRECTORS

OF

INFOCUS CORPORATION

HELD ON JUNE 6, 2007

At a special meeting held on June 6, 2007 the following resolution was adopted by the Board of Directors of InFocus Corporation, an Oregon corporation:

RESOLVED, that the first sentence of Section 3.2 of the Bylaws is hereby amended to read as follows:

“The authorized number of Directors of the corporation shall be no less than three and no more than nine.”